NO ACT

PE 5-14-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628



10011774

Act 1934
Section
Rule 13e-4(d)(1); 13e-4(f)(1)(ii)
Public Availability May 17, 2010

May 17, 2010

Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy
One Chase Manhattan Plaza
New York, NY 10005-1413

Re: Towers Watson Co. — Exchange Offer

Dear Mr. Conroy:

We are responding to your letter dated May 14, 2010 addressed to Nicholas P. Panos and Peggy Kim, as supplemented by telephone conversations with the Staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the Staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) or 14e-1(b) under the Exchange Act if Towers Watson conducts the Offer in the manner described in your letter. In issuing this no-action position, we considered the following facts, among others:

- Towers Watson's view that the trading prices of the Class A Common Stock are representative of the value of the Class B-1 Common Stock;
- Towers Watson Class A Common Stock is listed on The New York Stock Exchange and The NASDAQ Stock Market, LLC;
- The aggregate principal amount of Notes to be issued and the formula for determining the Purchase Price will be disclosed in the tender offer materials disseminated to security holders; the aggregate principal amount of Notes to be issued and the formula will remain fixed throughout the duration of the Offer; and, if there is a change in the principal amount of Notes to be issued or the formula, the Offer will remain open for at least ten business days;
- The formula will be based on the volume weighted average trading prices for Towers Watson Class A common stock during the Averaging Period; the tender offer materials disseminated to security holders will disclose the number of trading days in the Averaging Period; and the number of trading days in the Averaging Period will be at least ten consecutive trading days;

- Towers Watson will provide a toll-free number that will enable security holders to determine, during the Averaging Period, a Representative Price and a Representative Amount calculated based on the formula as of the date of inquiry that includes only those trading days elapsed since the Averaging Commencement Date and this information will also be published on Towers Watson's website;

- The fixed Purchase Price and the maximum number of Subject Securities sought in the Offer will be set at least two trading days prior to the scheduled expiration of the Offer;

- Towers Watson will publish the fixed Purchase Price and the maximum number of Subject Securities sought in the Offer on Towers Watson's website and in a press release prior to the opening of trading on the second business day prior to the date of expiration of the Offer and file an amendment to its Schedule TO on the same date setting forth the same information, which also will be available through the information agent;

- Towers Watson will use a proration mechanism to determine the exact amount of tendered Subject Securities to be accepted for exchange in the event that accepting the total number of Subject Securities tendered would necessitate the issuance of Notes in excess of the aggregate principal amount of Notes available for payment; and

- The tender offer materials will disclose that Towers Watson is seeking to buy up to all of the Subject Securities, subject to certain terms and conditions being satisfied.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated May 14, 2010, as supplemented by telephone conversations with the Division of Corporation Finance Staff. This relief is strictly limited to the application of the rules listed above to the Offer. You should discontinue the Offer pending further consultations with the Staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Offer may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the Offer. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

PALO ALTO
650-739-7000
FAX: 650-739-7100

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-207-448-3000
FAX: 44-207-448-3029

CHARLES J. CONROY
PARTNER
DIRECT DIAL NUMBER
212-530-5671
FAX: 212-822-5671
E-MAIL: cconroy@milbank.com

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

FRANKFURT
49-69-7593-7170
FAX: 49-69-7593-8303

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

May 14, 2010

Nicholas P. Panos
Senior Special Counsel
Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3628

Re: Towers Watson & Co.
No-action request: Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b)

Dear Mr. Panos and Ms. Kim,

We are writing on behalf of our client, Towers Watson & Co., a Delaware corporation ("Towers Watson" or the "Company"). Towers Watson intends to make an offer to exchange (the "Offer") shares of its Class B-1 common stock, par value $0.01 per share, of the Company (the "Subject Security") for newly issued unsecured subordinated notes of Towers Watson (the "Notes") provided that the aggregate principal amount of Notes to be issued pursuant to the Offer does not exceed $200 million (as will be described in the Offer materials). As discussed below, Towers Watson proposes to offer to exchange each Subject Security for a Note with a principal amount equal to a price indexed to the daily volume weighted average trading price at which a share of Towers Watson's Class A common stock, par value $0.01 per share, of the Company (the "Class A Common Stock") trades during a specified period commencing on or after the date on which the Offer is commenced and ending on a date that is at least two business days prior to the expiration of the Offer. The price, and, as a result, the maximum number of

Subject Securities sought for exchange in the Offer, would be fixed at least two business days prior to the expiration of the Offer and the Notes would be issued in exchange for the Subject Securities promptly thereafter in accordance with applicable rules. For your understanding, shares of Class A Common Stock are listed on The New York Stock Exchange, LLC and The NASDAQ Stock Market, LLC under the ticker symbol "TW", while shares of Class B-1 Common Stock do not trade and, under the terms of Towers Watson's Amended and Restated Certificate of Incorporation, are restricted from transfer, except in limited circumstances, and automatically convert on a one-to-one basis on January 1, 2011 into freely tradable shares of Class A Common Stock. For the avoidance of doubt, none of the aforementioned transfer restrictions prohibit a holder of such shares from tendering in the Offer.

I. Requested Relief:

We are writing to request, on behalf of Towers Watson, that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that the pricing mechanism to be used in the Offer and the related mechanism for determining the maximum amount of Subject Securities sought in the Offer, each as described herein, complies with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). Alternatively, we request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) or 14e-1(b) if Towers Watson were to make the Offer in the manner described herein.

II. The Proposed Offer:

(a) *General Proposed Terms*:

Participation in the Offer will be entirely voluntary. Neither Towers Watson nor its Board of Directors will make any recommendation to holders of the Subject Security as to whether to participate in the Offer. Subject Securities which are not exchanged in the Offer will remain outstanding on their current terms and conditions. Subject Securities tendered and exchanged for Notes by Towers Watson in the Offer will be redeemed.

Towers Watson currently expects to distribute information regarding the Offer to holders of the Subject Security in accordance with Rule 13e-4(e)(1). The period (the "Offer Period") during which holders may elect to participate in the Offer by tendering the Subject Security will commence on the date of such mailing. The Offer Period will end twenty (20) business days later, at midnight, unless extended (the "Expiration Date").

(b) *Proposed Pricing Terms*:

The price that Towers Watson will offer for the Subject Securities tendered and exchanged for Notes in the Offer would be determined by reference to the volume weighted average trading price for the Class A Common Stock (the "Average Common Stock Price") during a period of at least ten (10) consecutive trading days during the Offer Period (including any extension thereof) (the "Averaging Period"), which Averaging Period shall end at the close of trading on a date at least two business days prior to the expiration of the original Offer Period or any such extension (the "Pricing Date"). More specifically, the Average Common Stock Price would be the volume-weighted average price for shares of the Class A Common Stock for each trading day in the Averaging Period ending on and including the Pricing Date in respect of the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at such markets) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at such market) on the Pricing Date, as displayed under the heading "Bloomberg VWAP" on Bloomberg Page TW (or its equivalent successor page if such page is not available) or, if such volume-weighted average price is unavailable, the market price of one share of the Class A Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by Towers Watson for that purpose. This formula will be disclosed in the Offer materials, together with an illustrative example of how this formula will be applied. Based on the foregoing, therefore, each Subject Security tendered and exchanged in the Offer would receive a Note with the principal amount equal to Average Common Stock Price. Towers Watson understands that if the Offer is revised to provide for a fixed price or if there is a change in the formula used in the Offer, then such change would be viewed as a change in the price for the Subject Securities, requiring that at least ten (10) business days remain in the Offer Period. Towers Watson further understands that, with respect to any extension of the Offer, other than in connection with a change to a fixed price, that is announced subsequent to the announcement of the Purchase Price on the Announcement Date, as described below, it may not change the price to a price that is determinable using a formula.

Towers Watson will calculate the purchase price for each Subject Security (the "Purchase Price") on the basis of the formula described above after the close of trading on the Pricing Date for the Offer. The Purchase Price for the Offer will be fixed prior to the opening of trading on the business day preceding the Expiration Date of the Offer (the "Announcement Date").[1] Holders of Subject Securities may obtain information on the trading volume and closing price with respect to the Class A Common Stock throughout the Offer Period. In addition, during the Averaging Period, holders may obtain (i) a representative purchase price calculated as of the date of inquiry in a manner which reflects the formula described above, except that the Averaging Period for such purposes will be deemed to include only those trading days elapsed since the Averaging Commencement Date (a "Representative Price"), and (ii) a representative maximum amount of Subject Securities sought in the Offer based on such Representative Price (a "Representative Amount"), in each case by calling the information agent for the Offer, whose toll-free number will be provided in the Offer materials, or by visiting Towers Watson's website, a link to which would also be provided in the Offer materials. In each instance, when providing a calculation with respect to any Representative Price or any Representative Amount, holders of Subject Securities would be informed that the Averaging Period has not yet expired and that the

[1] As an example, assuming the Offer is scheduled to remain open for twenty (20) business days, the Averaging Period would end no later than the 18th day of the Offer, and the Purchase Price would be announced prior to the opening of trading on the 19th day of the Offer. If the Offer were extended, the deadlines for the fixing and announcing of the Purchase Price would similarly be extended.

actual Purchase Price and the actual maximum amount of Subject Securities sought in the Offer may be more or less than such Representative Price and Representative Amount. Towers Watson will also issue a press release announcing the Purchase Price and maximum amount of Subject Securities sought in the Offer, subject to prorating, prior to the opening of trading on the Announcement Date and will file on the Announcement Date an amendment to its Schedule TO disclosing the Purchase Price and maximum amount of Subject Securities sought in the Offer as required by Rules 13e-4(d)(2) and 13e-4(f)(1)(ii), respectively, not to mention at that same time having the Purchase Price and maximum amount of Subject Securities sought in the Offer available to holders of the Subject Securities via a toll-free number provided by the information agent and on Towers Watson's website. As a result, holders of the Subject Security will have an ability to know the fixed Purchase Price for the Offer and the maximum amount of Subject Securities sought in the Offer at least two business days prior to the expiration of the Offer, thus affording such holders an opportunity to tender or withdraw their Subject Securities during such two-business day period.[2]

(c) *Proposed Number of Securities Sought*:

In the Offer, Towers Watson will accept for exchange all Subject Securities validly tendered and not properly withdrawn prior to the expiration of the Offer, subject to proration in the event that the aggregate principal amount of Notes to be issued in exchange for Subject Securities so tendered exceeds $200 million, as will be set forth in the Offer materials. Security holders whose Subject Securities are accepted in the Offer will be paid following the expiration of the Offer in accordance with applicable rules, and, with respect to the Offer, Towers Watson will pay the same Purchase Price with respect to the Subject Securities so accepted. Subject Securities not accepted in the Offer due to prorating will not be exchanged in the Offer in accordance with applicable rules.

Towers Watson's basic goal in the Offer is to acquire Subject Securities at a fixed price determined by reference to the Average Common Stock Price, subject to the $200 million cap. The Offer materials, therefore, would not disclose a fixed number of Subject Securities that would be exchanged for Notes, but rather would disclose the manner in which the Average Common Stock Price would be calculated.

The Offer materials would disclose that Towers Watson is offering to acquire up to all[3] of the Subject Securities, but would go on to disclose that Towers Watson would not issue Notes with an aggregate principal amount exceeding $200 million. The Offer materials would state

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[2] Assuming a 20-business day Offer, the 19th and 20th business days of the Offer.

[3] Unless the trading price of the Class A Common Stock drops substantially from current levels, Towers Watson will not be able to acquire all Subject Securities tendered without any proration. That being said, it is theoretically possible that Towers Watson could exchange all of the Subject Securities in the Offer if the trading price of the Class A Common Stock drops substantially from current levels. In such case, Towers Watson could arguably exchange all of the Subject Securities in the Offer, making the amount of Subject Securities sought in the Offer compliant with the requirements of Rule 13e-4(f)(1)(ii). However, based on historic trading levels, such a substantial drop in trading price is unlikely, and therefore, Towers Watson is submitting this no-action request with respect to Rule 13e-4(f)(1)(ii). Towers Watson will disclose these factors in the Offer materials.

that if accepting for exchange Subject Securities tendered into the Offer would cause Towers Watson to issue Notes with an aggregate principal amount exceeding $200 million, Towers Watson would accept tenders of Subject Securities on a pro rata basis.

As noted above, holders of Subject Securities may obtain information on the trading volume and closing price with respect to the Class A Common Stock throughout the Offer Period. In addition, during the Averaging Period, a Representative Price and a Representative Amount based on such Representative Price may be obtained by calling the information agent for the Offer or by visiting Towers Watson's website. Towers Watson will also issue a press release announcing the Purchase Price and the maximum amount of Subject Securities sought in the Offer prior to the opening of trading on the Announcement Date and will file on the Announcement Date an amendment to its Schedule TO disclosing the Purchase Price and the maximum amount of Subject Securities sought in the Offer as required by Rules 13e-4(d)(2) and 13e-4(f)(1)(ii), respectively, not to mention at that same time having the Purchase Price and the maximum amount of Subject Securities sought in the Offer available to holders of the Subject Securities via a toll-free number provided by the information agent and on Towers Watson's website. As a result, holders of the Subject Security will have an ability to know the fixed Purchase Price for the Offer and the maximum amount of Subject Securities sought in the Offer at least two business days prior to the expiration of the Offer. In turn, any holder of Subject Securities that is particularly sensitive to the number of their Subject Securities to be exchanged rather than the Purchase Price can then determine, as is the case in any partial tender offer, the maximum prorating factor to be applied to their tendered Subject Securities following the closing of the Offer by assuming all holders of Subject Securities validly tender their Subject Securities for exchange in the Offer. Based on the foregoing, a holder of Subject Securities can then decide to tender or withdraw their Subject Securities during this two business-day period after the Purchase Price and the maximum number of Subject Securities is fixed and known.[4]

III. Discussion:

Towers Watson will make the Offer to all holders of the Subject Securities as will be described in the Offer materials. Because the Subject Securities are "equity securities" (as defined under the Securities Exchange Act of 1934, as amended ("Exchange Act")) of Towers Watson, an "issuer" that has a class of equity security registered pursuant to Section 12 of the Exchange Act (*i.e.*, the Class A Common Stock) and that is required to file periodic reports pursuant to Section 15(d) of the Exchange Act, the Exchange Act rules principally relevant to the Offer are those relating to issuer tender offers. Rule 13e-4 governs any "issuer tender offer", which is defined in paragraph (a)(2) thereof as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer." For the reasons described below, we believe, and request that the Staff confirm, that the pricing mechanisms to be used in the Offer and the related mechanism for determining the maximum amount of Subject Securities sought in the Offer, each as described herein, comply with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and Rule 14e-1(b).

[4] Assuming a 20-business day Offer, the 19th and 20th business days of the Offer.

(a) *Pricing Considerations*:

As previously noted, the terms of Towers Watson's Amended and Restated Certificate of Incorporation strictly prohibit, except for limited circumstances, any transfer of a Subject Security. As a result, the Subject Security neither trades nor has any readily determinable value at this time. However, the terms of Towers Watson's Amended and Restated Certificate of Incorporation also provide that the Subject Security automatically converts on a one-to-one basis on January 1, 2011 into freely tradable shares of Class A Common Stock.

That being the case, the only plausible relationship between the prices at which holders of Subject Securities would be willing to tender their respective Subject Securities at the time of such tender would be the trading price of the Class A Common Stock. Consequently, Towers Watson believes that, due to the interrelationship between the Subject Securities and the Class A Common Stock[5] and the fact that the Subject Securities are due to automatically convert into shares of Class A Common Stock on a one-for-one basis in just a few months, if the price of the Class A Common Stock were to rise, the prices at which holders of the Subject Securities would be willing to sell or tender would also rise, while the prices at which holders of the Subject Securities would be willing to sell would fall if the price of Class A Common Stock were to fall. As a result, if Towers Watson were to launch the Offer with a purchase price fixed at the commencement of the Offer, and the price of the Class A Common Stock were to rise, Towers Watson may need to raise the price it offers in the Offer in order to induce holders of the Subject Securities to tender their Subject Securities. Such a price increase would require extension of the Offer pursuant to Rule 13e-4(f)(1)(ii). Moreover, the price of the Class A Common Stock could rise again during any such extension, requiring further changes to the Purchase Price in order to induce holders of the Subject Securities to tender their Subject Securities, and, consequently, further extensions would be required (which could be a continuous cycle).

The proposed pricing formula would reduce uncertainty for Towers Watson and holders of the Subject Securities during the Offer Period about whether the Purchase Price will be adequate to cover any increase in the value of the Subject Securities resulting from fluctuations in the trading prices of the Class A Common Stock during the Offer Period. Compared to a fixed purchase price, the proposed methodology would allow Towers Watson to price and complete the Offer more efficiently, while allowing holders of the Subject Securities to better predict, at the commencement of the Offer, the difference between the "value" of their tendered Subject Securities and the Purchase Price they will receive.

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[5] Towers Watson reviewed the terms and rights of the shares of Class B-1 Common Stock and Class A Common Stock and determined that the value of the two classes are closely interrelated or connected, especially in light of the fact that certain rights of the holders of each such class (*e.g.*, voting, right to receive dividends, rights in a liquidation) are identical.

(i) *Precedents for Formula Pricing*:

We recognize that the pricing formula proposed for the Offer may be viewed as raising issues under the applicable tender offer rules. In particular, we note that Rule 13e-4(d)(1) requires the offer document to specify the consideration being offered in the offer. Furthermore, Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) provide that a tender offer must remain open for at least ten (10) business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to or given to the security holders. We believe that the determination of the Purchase Price under the pricing formula described above is consistent with such Rules, and with the Staff's requirements for formula price tender offers, as set forth in a series of letters commencing in August 11, 1995 at the request of Lazard Freres & Co. ("Lazard"),[6] principally because the formula in the Offer will remain fixed throughout the Offer Period and the Purchase Price will be announced at least two business days prior to the expiration of the Offer.

In *Lazard*, the Staff concurred that an exchange ratio pricing mechanism described therein complied with the requirements of Rule 14e-1(b) and Rule 14d-6(e)(1)(iii) under the Exchange Act (which, like Rule 13e-4(d) in the issuer tender offer context, required the tender offer document to state the amount of the class of securities being sought and the type and amount of consideration being offered). The following exchange ratio pricing mechanism was approved in *Lazard*: In an exchange offer under the Exchange Act for equity securities listed on a national securities exchange or on the NASDAQ Stock Market, the exchange ratio would be set based upon average trading prices over a specified period ending not later than the second full business day preceding the expiration of the exchange offer. The acquirer would issue a press release announcing the exchange offer ratio prior to the opening of trading on the second trading day prior to expiration of the exchange offer, and would provide in the offering circular a toll-free number for the information agent who would provide callers with the exchange ratio on each day during the exchange offer as if the exchange ratio had been determined on such date. Also, before the opening of trading on the second trading day prior to the expiration of the exchange offer, an amendment would be filed to the acquirer's Schedule 14D-1 setting forth the exchange ratio and including the press release as an exhibit.

As with the exchange ratio pricing mechanism approved by the Staff in *Lazard*, with respect to the Offer: (i) the security to be used in the pricing formula (*i.e.*, the Class A Common Stock) is listed on a national securities exchange, (ii) the Purchase Price is to be set based upon trading prices of the Class A Common Stock over a specified period ending not later than the second full business day preceding the expiration of the Offer, (iii) Towers Watson would issue a press release announcing the Purchase Price with respect to the Offer prior to the opening of trading on the second business day prior to the date of expiration of the Offer, and file an amendment to Schedule TO disclosing the Purchase Price with respect to the Offer and including the press release as an exhibit, as required by Rule 13e-4(d)(2), and (iv) holders of the Subject Securities would be provided with a toll-free number for Towers Watson's information agent for

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[6] *See Lazard Freres & Co.* (available Aug. 11, 1995).

the Offer, from whom holders of the Subject Securities would be able to obtain, during the Offer Period, information on the daily volume weighted average trading price of the Class A Common Stock and, during the Averaging Period, a calculation of the Representative Price as of the date of any such inquiry.

In at least three other cases, the Staff has extended its analysis of *Lazard* to pricing formulas.

First, on May 13, 2004, the Staff issued a no-action letter to Epicor Software Corporation ("Epicor") with respect to Epicor's plans to conduct an exchange offer in which the exchange ratio was set by a formula based on the prevailing market price of the subject securities.[7] In *Epicor*'s formula, unlike the formula considered in *Lazard*, the variable was the amount of cash to be paid as part of the consideration that included a fixed exchange ratio for the securities, plus a cash premium to protect the holders of the target securities from decreases in the value of the offeror's common stock during the offer period. In granting the requested relief, the Staff noted in particular: (i) the listing of the offeror's common stock on the Nasdaq National Market and the public availability of the share prices for the target securities, (ii) that the pricing formula would be fixed throughout the offer period, (iii) that the holders of the target securities would be able to determine the minimum cash payment to be received at the commencement and throughout the pendency of the offer period, (iv) the availability of a toll-free number for assistance to the holders of the target securities in determining the minimum cash payment to be paid if the offer were completed as of such date, (v) that the cash payment would be determined by reference to average trading prices of the offeror's common stock during the averaging period and announced at least two trading days prior to the expiration of the offer, and (vi) that the offeror would issue a press release announcing the final price prior to the opening of trading on the second trading day prior to the expiration of the offer.

The Staff has also extended the *Lazard* requirements for formula pricing to an issuer tender offer. On May 16, 1997, the Staff concurred that a *Lazard*-like pricing mechanism proposed by AB Volvo ("Volvo") for use in an issuer tender offer complied with the requirements of Rule 13e-4(d)(1)(iv) and Item 1 of Schedule 13E-4, which like Rule 13e-4(d)(1), required a statement of the type and amount of consideration being offered to security holders, where: (i) the Class B Shares of the offeror, which were used in the pricing mechanism for the tender offer at issue, were listed on the Stockholm Stock Exchange, (ii) the price in the offer would be set prior to the opening of trading two United States business days prior to the expiration date of the offer, (iii) the offeror would issue a press release announcing such price prior to the opening of trading two United States business days prior to the expiration date of the offer and would file an amendment to its Schedule 13E-4, setting forth such price, (iv) security holders would be able to contact the offeror's information agent through a toll-free number to obtain the price as well as the daily volume-weighted average trading price of the Class B Shares of the offeror throughout the offer period, and (v) the security holders would be able to calculate

[7] *See Epicor Software Corporation* (available May 21, 2004).

the minimum purchase price by the end of the third trading day during the period over which the price was to be calculated.[8]

Finally, on September 13, 2004, the Staff again concurred that a *Lazard*-like pricing mechanism proposed by TXU Corporation ("TXU") for use in an issuer tender offer complied with Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) where: (i) the subject securities traded at prices which were related to the trading price of TXU's common stock, which was listed on the New York Stock Exchange; (ii) a formula for determining the offer price would be based on the volume weighted average trading prices for TXU's common stock during an "averaging period" multiplied by a fixed factor plus a fixed dollar amount per subject security; (iii) the number of trading days in the "averaging period" would be at least ten (10) days; (iv) the final offer price would be set at least two trading days prior to the scheduled expiration of the offer, (v) there would be a minimum and maximum offer price that was disclosed in the tender offer materials; (vi) security holders would be provided a toll-free number to determine, during the "averaging period", a representative offer price calculated based on the formula as of the date of inquiry that would include only those trading days elapsed since the commencement of the "averaging period"; and (vii) TXU would issue a press release to publicly announce the final offer price prior to the opening of trading on the second trading day prior to the expiration of its offer and would file an amendment to its Schedule TO on the same date setting forth the final offer price.[9]

Again, the pricing mechanism proposed with respect to the Offer is largely consistent with the standards established for formula pricing in an issuer tender offer, as set forth in *Epicor, Volvo* and *TXU* because with the Offer: (i) the security to be used in the pricing formula (*i.e.*, the Class A Common Stock) is listed on a national securities exchange, (ii) the Purchase Price would be set based upon the volume weighted average trading prices of the Class A Common Stock over a specified period that would be at least ten (10) days and would end not later than the second full business day preceding the expiration of the Offer, (iii) Towers Watson would issue a press release announcing the Purchase Price with respect to the Offer prior to the opening of trading on the second business day prior to the date of expiration of the Offer, and would file an amendment to Schedule TO disclosing the Purchase Price with respect to the Offer and including the press release as an exhibit, and (iv) holders of the Subject Securities would be provided with a toll-free number for Towers Watson's information agent for the Offer as well as a link to Towers Watson's website, from either of which holders of the Subject Securities would be able to obtain, during the Offer Period, information on the daily volume weighted average trading price of the Class A Common Stock and, during the Averaging Period, a calculation of the Representative Price as of the date of any such inquiry. We appreciate the fact that the Offer differs from *Lazard* and its progeny in that there would not be a minimum and maximum offer price and the Notes to be issued would not be publicly traded.[10] In addition, you should also note

[8] *See AB Volvo* (available May 16, 1997).
[9] *See TXU Corporation* (available Sept. 13, 2004).
[10] Towers Watson does not believe that these factual differences are material to the Offer or central to the requested no-action relief, but rather ancillary, structural facts unique to the particular offers in *Lazard* and its progeny. Towers Watson believes that the key component to *Lazard* and its progeny in satisfying the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) was to provide a transparent, uniformly applied pricing formula that

that the language in the *Volvo* request ("two business days prior to the expiration date") seems to imply that the price would have been known to security holders for a period of three (rather than two) business days prior to the expiration of the offer, the precedent relied on in *Volvo* (which was established in *Lazard* and confirmed, after *Volvo*, in *Epicor* and *TXU*) permits the purchase price to be announced prior to the opening of trading on the second business day preceding expiration (in other words, prior to the opening of trading on the business day immediately preceding the expiration date, or, in the case of a 20-business day offer, prior to the opening of trading on the 19th business day).

For the above reasons, we believe that the determination of a Purchase Price under the pricing formula described above is consistent with the requirements for formula-priced tender offers as set forth in *Lazard*, and confirmed in *Epicor* and *Volvo* and *TXU*. Accordingly, we request confirmation that the operation of the pricing formula in the manner described above is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). Alternatively, we request that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) or 14e-1(b) if Towers Watson were to make the Offer in the manner described herein.

(ii) *Other Pricing Precedents*:

In addition to the Staff's confirmation that a similar pricing formula met the requirements of Rule 13e-4(d)(1)(iv) in *Volvo*, we note that the Staff has previously granted relief with respect to Rule 13e-4 for pricing formulas used in the context of several different types of offers, including employee stock option exchange offers and other purchases of employee-owned stock.[11] For example, we note that the Staff's response to *Microsoft* appears to have been based, in part, on the fact that the "the consideration to be paid pursuant to the [offer] will be determined by a uniformly applied formula based on the market price for the [securities being sought in the offer]."

In addition, the Staff also has a long-established interpretation of tender offer pricing rules to permit modified "Dutch auction" tender offers, despite the fact that such offers may fail to provide the security holders with the final offer price until the expiration of the offer, so long as: (i) the offer materials disclose the minimum and maximum consideration to be paid per tendered security, (ii) there is pro rata acceptance throughout the offer with all securities participating equally in prorating, (iii) withdrawal rights will exist throughout the offer period, (iv) there is prompt announcement of the purchase price, if determined prior to the expiration of the offer, and (v) the offeror purchases all accepted securities at the highest price paid to any security holder under the offer.[12] By comparison, the manner in which Towers Watson proposes

achieved the equivalent of a fixed price and delivered representative underlying value. Towers Watson believes that the proposed pricing mechanism of the Offer is a better means by which to calculate the underlying value of the Subject Securities because the proposed pricing mechanism would be based solely on the actual trading price of the Class A Common Stock without being restricted to a minimum or maximum offering price structure.

[11] *See Microsoft Corp.* (available Oct. 15, 2003).

[12] *See* SEC Rel. No. 33-6653 (1979).

to conduct the Offer meets or exceeds each such requirement: (i) the offer materials will state the formula, (ii) Towers Watson will seek and accept all validly tendered Subject Securities in the Offer or, to the extent proration is required because the aggregate principal amount of the Notes to be issued exceeds $200 million (as will be set forth in the Offer materials), all holders who properly tender such Subject Securities at any time during the Offer will participate equally in such prorating, (iii) withdrawal rights will exist throughout the Offer Period and beyond the date on which the Purchase Price will be finally determined, (iv) the Purchase Price will be announced via a press release to be issued promptly, and in all events prior to the opening of trading at least two business days prior to expiration (and Towers Watson will file an amendment to its Schedule TO disclosing the Purchase Price as is required by Rule 13e-4(d)(2)), thus enabling holders to delay their decision to tender until a price has been finally set[13], and (v) all Subject Securities purchased in the Offer will receive the same Purchase Price.

(b) *Considerations Regarding Amount of Securities Sought*:

Rule 13e-4(f)(1)(ii) prohibits an issuer from changing the percentage of the class of securities being sought unless the offer remains open for at least ten (10) business days from the date the change is announced. That rule restricts the way an issuer may amend a tender offer and does not explicitly dictate any required disclosure, but the rule would appear to imply that the disclosure must define the precise amount of securities sought in some manner in order to determine when a change in the percentage sought would call the rule into play.

The Offer materials would disclose that Towers Watson is offering to acquire up to all of the Subject Securities, but would go on to disclose that Towers Watson would not issue Notes with an aggregate principal amount exceeding $200 million. The Offer materials would state that if accepting for exchange Subject Securities tendered into the Offer would cause Towers Watson to issue Notes with an aggregate principal amount exceeding $200 million, Towers Watson would accept tenders of Subject Securities on a pro rata basis.

Under this structure, the possibility that Towers Watson may prorate acceptances of Subject Securities – and thereby accept less than all Subject Securities tendered – is a function of two factors:

- *The Average Common Stock Price*: A higher Average Common Stock Price (which translates to a higher principal amount per Note) leaves less room for Towers Watson to acquire Subject Securities without proration and conversely a lower Average Common Stock Price (which translates to a lower principal amount per Note) leaves more room for Towers Watson to acquire more (or possibly all) Subject Securities without proration.

[13] Because the shares of Class B-1 Common Stock are all held *of record* by current or former employees of Towers Watson (or its predecessor entities), Towers Watson may communicate with this stockholder base directly without having to involve any broker, dealer or other nominee. As a result, none of the timing concerns or delays commonly associated with communicating with beneficial stockholders through brokers, dealers or other nominees would exist with the proposed offer.

- *Percentage of Subject Securities tendered*: Towers Watson will only need to prorate acceptances of Subject Securities if the percentage validly tendered is high enough so that acceptances of all valid tenders of Subject Securities of that class would cause Towers Watson to exceed the $200 million aggregate principal amount limit. And of course, if the Average Common Stock Price is low enough to assure Towers Watson would be able to acquire all Subject Securities without proration, there will be no proration regardless of the percentage of Subject Securities tendered.

Thus, depending on the Average Common Stock Price and the percentage of Subject Securities validly tendered, Towers Watson may or may not be able to accept 100% of the Subject Securities validly tendered. For this reason, the Offer materials disclose that the Offer is for "up to all" (rather than "any and all") of the Subject Securities, and then also explicitly state the limit on consideration (*i.e.*, $200 million in aggregate principal amount of Notes) Towers Watson would issue in the Offer and the method for determining the precise amount of validly tendered Subject Securities Towers Watson would accept at expiration. We do not believe that this manner of defining the amount of Subject Securities Towers Watson seeks is inconsistent with the underlying premise of Rule 13e-4(f)(1)(ii). In particular, we do not believe that the determination at the end of the Offer of the precise amount of validly tendered Subject Securities that Towers Watson will accept – pursuant to a clear and unambiguous method set forth in full in the Offer materials – will be a change in "the percentage of the class of securities being sought" within the meaning of Rule 13e-4(f)(1)(ii).[14] We believe this manner of specifying the amount of Subject Securities sought in the Offer complies with applicable rules, is not coercive or unfair and should be permitted.

In this regard, we note that the Offer materials would prominently disclose the $200 million cap on consideration at the outset – as well as the prorating factor Towers Watson would employ if it hits that cap – in a simple, easy to understand and transparent fashion. In addition, Towers Watson would clearly and unambiguously define the method for determining the precise amount of validly tendered Subject Securities that it would accept. Assuming Towers Watson does not change that method, we do not believe that the application of that method at expiration is a "change" in the percentage of the class of securities being sought within the meaning of Rule 13e-4(f)(1)(ii). Moreover, Towers Watson will issue a press release announcing the Purchase Price and the maximum amount of Subject Securities sought in the Offer prior to the opening of trading on the Announcement Date and will file on the Announcement Date an amendment to its Schedule TO disclosing the Purchase Price as required by Rule 13e-4(d)(2), not to mention at that same time having the Purchase Price and the maximum amount of Subject Securities sought in the Offer available to holders of the Subject Securities via a toll-free number provided by the information agent and on Towers Watson's website. As a result, holders of the Subject Security will have an ability to know the fixed

[14] Of course, a change in the limit of $200 million in aggregate principal amount of Notes would be a change in the percentage of the class of securities being sought within the meaning of Rule 13e-4(f)(1)(ii).

Purchase Price for the Offer and the maximum amount of Subject Securities sought in the Offer at least two business days prior to the expiration of the Offer. A holder of Subject Securities can then decide to tender or withdraw their Subject Securities during this two business-day period after the Purchase Price and the maximum number of Subject Securities is fixed and known.[15]

Finally, we believe that the amount of Subject Securities sought in the Offer as described herein is consistent with the Staff's requirements under Rule 13e-4(f)(1)(ii), as set forth in a recent no-action letter involving Citizens Republic Bancorp, Inc. ("Citizens"), dated August 21, 2009. In *Citizens*, the Staff issued a no-action position based on the fact that Citizens (i) used a formula for determining the number of common shares to be issued in exchange for its subject securities, (ii) the cap on the consideration and the method for determining the prioritization of acceptances was disclosed in the offering materials disseminated to security holders, (iii) the formula and the cap remained fixed throughout the duration of the exchange offer, and (iv) if there was a change in the formula or cap, the exchange offer would have remained open for at least 10 business days.

IV. Conclusion:

On the basis of the representations and analysis set forth above, we respectfully request the Staff's confirmation that the pricing mechanisms to be used in the Offer and the related mechanism for determining the maximum amount of Subject Securities sought in the Offer, each if conducted as described herein, comply with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii), and 14e-1(b). Alternatively, we request on behalf of Towers Watson that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) or 14e-1(b) if Towers Watson were to make the Offer in the manner described herein.

In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven (7) additional copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

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[15] Assuming a 20-business day Offer, the 19th and 20th business days of the Offer.

We respectfully request that the Staff issue the requested no-action relief as soon as practicable. If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact me at 212-530-5671 or my colleague, David Schwartz at 212-530-5260.

Sincerely,



Charles J. Conroy

cc: Walter W. Bardenwerper, Esq., Towers Watson
Neil D. Falis, Esq., Towers Watson

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